

05040287

S
COMMISSION
0549

MAR 2 9 2005

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REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROEQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham, AL 35223
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Milton C. Fritts 205-268-7582
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS
(Name – *if individual, state last, first, middle name*)

1901 SixthAvenue, North Birmingham AL 35203
(Address) (City) (State) (Zip Code)

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PricewaterhouseCoopers LLP
1901 6th Ave. N., Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder
ProEquities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of ProEquities, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2005

ProEquities, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 4,093,165
Restricted cash	205,448
Investments, at market value	5,751,121
Receivables from brokers and dealers	4,492,571
Other receivables, net	970,340
Prepaid expenses and other assets	230,572
	$ 15,743,217
Liabilities and Stockholder's Equity	
Commissions payable	$ 2,887,276
Payables to brokers and dealers	81,269
Due to parent and affiliates	142,249
Deferred compensation obligation	5,751,121
Accounts payable and accrued expenses	1,740,493
	10,602,408
Stockholder's equity	
Common stock, $1 par value; 250,000 shares authorized, 114,408 issued and outstanding	114,408
Additional paid-in capital	10,466,157
Accumulated deficit	(5,439,756)
	5,140,809
	$ 15,743,217

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a broker-dealer incorporated under the laws of the state of Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc (the "NASD"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company.

2. Significant Accounting Policies

Accounting for Securities Transactions

The Company clears all securities transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company's commission revenues and related expenses are recorded on a trade date basis.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions

Commission income and commission expenses are recorded on a trade date basis for trades executed through the Company. Trail fees, 12b-1 fees and marketing allowances received from mutual funds are recognized as revenue when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Investments

The Company has classified its investments, all of which are associated with its deferred compensation plans, as trading securities. Trading securities are reported at current market value, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method.

Other Receivables, Net

Other receivables are comprised primarily of advances to the Company's representatives and reimbursable expenses paid by the Company on their representatives' behalf. The Company has recorded an allowance of $314,627 against these receivables at December 31, 2004.

Income Taxes
The results of operations of the Company are included in the consolidated federal income tax returns of PLC. The Company utilizes the asset and liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions, and determined the risk of material financial loss due to exposure from credit risk to be minimal.

3. **Related Parties**

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company, for which rent of $333,372 was paid in 2004. In addition, PLC provides managerial and administrative services on a shared cost basis to its affiliates, including the Company. The Company's portion of these expenses amounted to $818,700 in 2004. The related payable is settled monthly in the normal course of operating activities of the Company.

The Company recorded commission revenue in 2004 from the following subsidiaries of PLC:

Investment Distributors, Inc.	$ 2,377,731
Protective Life Insurance Company	$ 175

All employees of the Company participate in the PLC defined benefit pension plan. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable to service to date but also for those benefits expected to be earned in the future.

The employees of the Company also participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC has formed an Employee Stock Ownership Plan to match employee contributions to the 401(k) plan. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65. PLC also provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefits provided by PLC were approximately $572,000 and have been included in salaries and wages in the statement of operations for the year ended 2004.

4. **Income Taxes**

Under a tax allocation agreement, PLC allocates current and deferred taxes by applying SFAS No. 109 to each member of the group as if it were a separate taxpayer. As of December 31, 2004, the Company had generated approximately $1.6 million in federal net operating losses ("NOL") and

approximately $6.2 million in state net operating losses which expire in varying amounts between the years 2004 and 2021.

The provision for income tax expense (benefit) is as follows:

Provision for income tax expense (benefit)	
Current	$ -
Deferred	(39,031)
Valuation allowance	39,031
	$ -

The provision for income taxes is different from the amount computed by applying the federal income tax statutory rate primarily due to state income taxes, certain nondeductible expenses, and the application of the valuation allowance.

The following table shows the significant components of the deferred income tax asset and the valuation allowance as of December 31, 2004.

Deferred income tax asset	
Deferred compensation expense	$ 2,052,754
Federal NOL	538,822
State NOL	268,291
Allowance for doubtful accounts	163,099
	3,022,966
Deferred income tax liability	
Prepaid expense	53,776
Pension	290,690
	344,466
	2,678,500
Valuation allowance	(2,678,500)
Deferred tax asset	$ -

Due to the uncertainty of the realization of certain tax carryforwards and assets by the Company in accordance with its tax sharing agreement, the Company has established a valuation allowance against these balances. The valuation allowance will be reduced in future years as the Company utilizes the deferred benefits.

5. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at December 31, 2004.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers balance represents commissions and other fees to be collected from the clearing broker, mutual fund companies, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $100,000.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had computed net capital of $2,653,652, which was $2,330,233 in excess of its required minimum net capital of $323,419. The Company's aggregate indebtedness to net capital ratio at December 31, 2004 was 1.83 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation is used to purchase mutual funds, life insurance policies, and annuity products, as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of approximately $30,000 were paid by the Company during 2004.

A trust was established to aid the Company in meeting its obligations under the plans. Mutual funds and life insurance policies held by the trust are reported as investments of the Company in the accompanying statement of financial condition. Mutual funds are reported at current market value. Life insurance policies held by the trust are reported at their cash surrender value. The Company records a deferred compensation obligation equal to the total reported value of the trust assets. Changes in the deferred compensation obligation are recorded as commissions expense.

9. Investments

The increase in the net unrealized gains on trading securities was $599,487 in 2004. Net realized losses on trading securities were $2,770 in 2004. Unrealized gains and losses and realized gains and losses are included in investment gain (loss) in the accompanying statement of operations. Investments at December 31, 2004 are comprised of mutual funds associated with the Company's deferred compensation plan.

10. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

In late 2002, the National Association of Securities Dealers, Inc. ("NASD") discovered several member firms had failed to deliver breakpoint discounts to investors purchasing Class A shares of front-end load mutual funds. After further examination, the NASD directed certain member firms, including the Company, to conduct a self assessment of their record of delivery of breakpoint discounts to customers. An analysis of the data obtained as a result of the self-assessment indicated that most of these member firms had not always delivered the appropriate breakpoint discounts.

In November 2003, the Company, along with several hundred other firms, received a Letter of Caution for Failure to Deliver Breakpoint Discounts from the NASD. The Company has complied with all mandates as set forth in the letter, including a trade-by-trade review of Class A share mutual fund purchases as required by the NASD. Based on the self-assessment, the Company established a liability for potential refunds amounting to $400,000 at December 31, 2003. In addition, the Company segregated $400,000 in a restricted cash account for these potential refunds, as required by the NASD.

During the year 2004, the Company made refunds of $194,552 to customers for breakpoint violations. Also, the Company put in place new processes and procedures to daily monitor Class A share mutual fund purchases for breakpoint compliance. The Company is currently completing an analysis of trades for potential breakpoint violations that occurred prior to the full implementation of the new mutual fund breakpoint processes and procedures. The Company has determined that any potential refunds should not exceed the balance of the remaining liability for breakpoint refunds of $205,448, which is included in accounts payable and accrued expenses on the statement of financial condition at December 31, 2004. In addition, the Company has remaining $205,448 in a restricted cash account for these potential refunds, as required by the NASD.